                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Williams, Terry L.
   (Last)   (First)   (Middle)

   100 Europa Dr., Suite 421
   (Street)

   Chapel Hill, NC 27514
   (City)    (State)    (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   December 21, 2001

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   MoliChem Medicines, Inc. (MLCM)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)
   ---------------------
   Secretary

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).



            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------



         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------
Option                                           1/30/01     1/29/11    Common Stock                                    116,667
Option                                           5/11/01     1/29/11    Common Stock                                     20,000
Option                                           1/30/02     1/29/11    Common Stock                                     77,778
Option                                           1/30/03     1/29/11    Common Stock                                     77,778
Option                                           1/30/04     1/29/11    Common Stock                                     77,777
Option                                           Note 1      1/29/11    Common Stock                                     10,000
Option                                           Note 2      1/29/11    Common Stock                                     10,000
Option                                           Note 3      1/29/11    Common Stock                                     10,000
                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or         Indirect
                                                   Price of       Indirect       Beneficial
1. Title of Derivative                             Derivative     (I)            Ownership
   Security (Instr. 4)                             Security       (Instr. 5)     (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
Option                                               1.50             D
Option                                               1.50             D
Option                                               1.50             D
Option                                               1.50             D
Option                                               1.50             D
Option                                               1.50             D
Option                                               1.50             D
Option                                               1.50             D

Explanation of Responses:

Note 1: Thirty (30) days after the initiation of Phase III trials for the initial product under the InterMune Agreement.

Note 2: Thirty (30) days after the submission of a NDA for the initial product under the InterMune Agreement.

Note 3: Thirty (30) days after the submission of a MAA for the initial product under the InterMune Agreement.


/s/   Terry L. Williams                          January 9, 2002
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).